SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No.__)

                                  UROCOR, INC.
                                  -----------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    91727P105
                                    ---------
                                 (CUSIP Number)

-------------------------                           ---------------------------
|CUSIP NO. 91727P105    |           13G            |   Page  2  of   6  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSONS                                          |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                 |
|        |                                                                     |
|        |  Kummell Investments Limited                                        |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |  Not Applicable                                                     |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  British Virgin Islands                                             |
|--------|-----------------|--------|------------------------------------------|
|                          |   5    | SOLE VOTING POWER                        |
|                          |        | 0 shares                                 |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   6    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | 530,698 shares                           |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   7    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 0 shares                                 |
|         PERSON           ----------------------------------------------------|
|          WITH            |   8    | SHARED DISPOSITIVE POWER                 |
|                          |        | 530,698 shares                           |
|--------|---------------------------------------------------------------------|
|  9     | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 530,698 shares.                                                     |
|--------|- -------------------------------------------------------------------|
|  10    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [ ]  |
|        | SHARES                                                              |
|        | Not Applicable                                                      |
|--------|- -------------------------------------------------------------------|
|  11    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   |
|        | 5.3%                                                                |
|--------|- -------------------------------------------------------------------|
|  12    | TYPE OF REPORTING PERSON                                            |
|        | CO                                                                  |
--------------------------------------------------------------------------------

-------------------------                           ---------------------------
|CUSIP NO. 91727P105    |           13G            |   Page  3  of   6  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------


                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:
--------------------------

UROCOR, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

800 Research Parkway, Oklahoma City, Oklahoma

Item 2(a).  Name of Person Filing:
---------------------------------

Kummell Investments Limited                 See Item 2 attached hereto.

Item 2(b).  Address of
Principal Business Office or, if None, Residence:
------------------------------------------------

Suite 922C Europort, Gibraltar

Item 2(c).  Citizenship:
-----------------------

British Virgin Islands

Item 2(d).  Title of Class of Securities:
----------------------------------------

Common Stock

Item 2(e).  CUSIP Number:
-----------------------

91727P105

-------------------------                           ---------------------------
|CUSIP NO. 91727P105    |           13G            |   Page  4  of   6  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------



Item 3:
------

Not Applicable


Item 4.  Ownership:
------------------

         (a) Amount Beneficially Owned:

         530,698 shares

         (b) Percent of Class:

         5.3%

         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           0 shares;

                 (ii)      shared power to vote or to direct the vote:

                           530,698 shares;

                (iii)      sole power to dispose or to direct the
                           disposition of:

                           0 shares;

                 (iv) shared power to dispose or to direct the disposition of:

                           530,698 shares.



Item 5.  Ownership of Five Percent or Less of a Class:
-----------------------------------------------------

Not Applicable

-------------------------                           ---------------------------
|CUSIP NO. 91727P105    |           13G            |   Page  5  of   6  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------



Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------

Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported by the Parent Holding Company:
-------------------------------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification of Members of the Group:
------------------------------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
---------------------------------------

Not Applicable

Item 10.  Certification:
-----------------------

Not Applicable

-------------------------                           ---------------------------
|CUSIP NO. 91727P105    |           13G            |   Page  6  of   6  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 13, 1997

For and on behalf of
Kummell Investments Limited

/s/  Andy Kit-chung CHAN                             /s/ Sandra Pallas
-------------------------------                      --------------------------
Andy Kit-chung CHAN                                  Name: Sandra Pallas
Director                                             Title: Joint Secretary

Item 2    Identity and Background
          -----------------------

         This statement is filed by the following reporting person (the "Reporting Person):

                  Kummell Investments Limited (a British Virgin Islands corporation engaged in the business of investing in securities, 100% of the outstanding capital stock of which is owned by Olive Holdings Limited), with its principal place of business at Suite 922c, Europort, Gibraltar.

                  Olive Holdings Limited (a British Virgin Islands corporation with its principal place of business at Suite 992c, Europort, Gibraltar) is a holding company for various wholly owned subsidiaries which are engaged in the business of holding various investments. All of the outstanding capital stock of Olive Holdings Limited is owned by The OHL Trust.

                  The OHL Trust is an Isle of Man trust. The principal business of The OHL Trust is to own assets for the benefit of Mrs. Chan Tan Ching Fen and members of her family. The sole trustee of The OHL Trust is Echo Limited (an Isle of Man corporation) with its principal registered address at 33 37 Athol Street, Douglas, Isle of Man. The principal business of Echo Limited is to act as trustee of The OHL Trust. The ultimate beneficial owner of The OHL Trust is Mrs. Chan Tan Ching Fen.

                  Because Mrs. Chan has the authority to remove Echo Limited as trustee and to designate a successor trustee of The OHL Trust, Mrs. Chan may be considered to be ultimately in control of The OHL Trust and, through The OHL Trust of Olive Holdings Limited and Kummell Investments Limited.